FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020
Commission File Number: 001-35025

PERFORMANCE SHIPPING INC.
(Translation of registrant's name into English)
373 Syngrou Avenue, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated November 16, 2020 of Performance Shipping Inc. (the “Company”) announcing the Company's financial results for the third quarter and nine months ended September 30, 2020.

The information contained in this Report on Form 6-K, excluding the included quote by Mr. Andreas Michalopoulos, is hereby incorporated by reference into the Company's registration statement on Form F-3 (File no. 333-197740), filed with the U.S. Securities and Exchange Commission (the "SEC") with an effective date of August 13, 2014, and the Company's registration statement on Form F-3 (File No. 333-237637), filed with the SEC with an effective date of April 23, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PERFORMANCE SHIPPING INC.
(registrant)

Dated: November 16, 2020	By:	/s/ Anthony Argyropoulos
Anthony Argyropoulos
Chief Financial Officer

Exhibit 99.1

Corporate Contact:
Andreas Michalopoulos
Chief Executive Officer, Director and Secretary
Telephone: + 30-216-600-2400
Email: amichalopoulos@pshipping.com
Website: www.pshipping.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

PERFORMANCE SHIPPING INC. REPORTS FINANCIAL RESULTS
FOR THE THIRD QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2020

ATHENS, GREECE, November 16, 2020 – Performance Shipping Inc. (NASDAQ: PSHG) (the “Company”), a global shipping company specializing in the ownership of tanker vessels, today reported net income and net income attributable to common stockholders of $0.4 million for the third quarter of 2020, compared to a net loss and net loss attributable to common stockholders of $18.1 million for the same period in 2019.  Earnings per common share, basic and diluted, for the third quarter of 2020 were $0.08, while loss per share for the third quarter of 2019 was $5.58.
Voyage and time charter revenues were $9.5 million ($6.7 million net of voyage expenses) for the third quarter of 2020, compared to $6.3 million ($5.5 million net of voyage expenses) for the same period in 2019. This increase was mainly attributable to the increased time-charter equivalent rates (TCE rates) contributed by the Company’s Aframax tankers. Fleetwide, the average time charter equivalent rate for the third quarter of 2020 was $15,990, compared with an average rate of $12,915 for the same period of 2019. As a result, during the third quarter of 2020, net cash provided by operating activities was $2.3 million, compared with net cash used in operating activities of $3.2 million for the third quarter of 2019.
Net income for the nine months ended September 30, 2020, amounted to $6.3 million, compared to a net loss of $19.8 million for the nine months ended September 30, 2019.  Net income attributable to common stockholders for the nine months ended September 30, 2020, amounted to $7.8 million, due to a one-time gain of $1.5 million derived from the repurchase of the Series C preferred shares, and resulted in earnings per common share, basic and diluted, of $1.62 and $1.59, respectively. Net loss attributable to common stockholders for the nine months ended September 30, 2019, was $19.8 million, resulting in a loss per share, basic and diluted, of $7.83.
Third Quarter 2020 and Subsequent Developments:
•	Delivery of the last containership M/V Domingo to her new owners in August 2020;
•	Appointment of Andreas Michalopoulos as Chief Executive Officer and Anthony Argyropoulos as Chief Financial Officer in October 2020;
•	Initiation of new variable quarterly dividend policy and declaration of $0.01 dividend per share to all shareholders in October 2020;
•	Introduction of new business strategy and posting of the relevant presentation on the Company’s website in October 2020;
•	Effectiveness of one-for-ten reverse stock split to comply with NASDAQ’s minimum price rule in November 2020;
•
Acceptance of signed Offer Letter of up to $31.5 million from Piraeus Bank S.A. in November 2020, for the partial refinancing of the existing Nordea loan and additional financing for a fifth Aframax Tanker;

•	Acquisition of 2011-built Aframax Tanker for $22.0 million in November 2020.

As of November 15, 2020, the Company had 5,015,501 shares of common stock issued and outstanding.
Commenting on the results of the third quarter of 2020, Mr. Andreas Michalopoulos, the Company’s Chief Executive Officer, stated:
“During the third quarter of 2020, despite the prevailing deterioration in tanker charter rates, we continued to operate profitably with all four Aframax tankers in aggregate contributing to our operations with the support of our medium term time charter contract for the M/T Blue Moon at $28,000 per day. Midway through the current quarter, the tanker charter market is very low on the back of lower demand due to COVID-19 and low OPEC output. We have a new management team in place, a new business strategy, and initiated a variable quarterly dividend policy coupled with our specific low leverage target. We also secured an additional term loan to refinance part of our existing debt to reduce our quarterly installments and acquired our fifth Aframax tanker, resulting in a significant reduction in our daily cash break- even rate. We believe the low orderbook in conjunction with the gradual resurfacing of oil demand following a return to normality post COVID-19 will result in higher tanker charter rates in the future.”
Tanker Market Update for the Third Quarter 2020:
•	Fleet supply was 634.1 million dwt, up 0.8% from 629.0 million dwt from the previous quarter, and up 4.0% from Q3 2019 levels of 609.9 million dwt.
•	Demand, however, is estimated to have contracted by 14.5% from the previous quarter but remains up 1.3% from Q3 2019 levels.
•	Fleet utilization was estimated at 79.9%, down from 94.4% from the previous quarter and down from Q3 2019 levels of 81.9%.
•	Newbuilding contracting at 4.2 million dwt resulted in a further reduction of the orderbook to 8.0% of the fleet, the lowest level since 1996.
•	Daily spot charter rates for Aframax Tankers averaged $8,698, down 73.3% from the previous quarter average of $32,624 and down 41.0% from Q3 2019 average of $14,748.
•
The value of a 10-year-old Aframax tanker ended the quarter at $23 million, down 11.5% from the previous quarter assessed value of $26 million, and down 2.1% from Q3 2019 assessed value of $23.5 million.

•	Tankers used for floating storage was 307 (50.7 million dwt), down 15.4% from 363 (53.2 million dwt) from the previous quarter and up 270.0% from Q3 2019 levels of 83 (19.9 million dwt).
•	Global oil consumption was 94.1 million bpd, up 10.2% from the previous quarter level of 85.4 million bpd, and down 8.1% from Q3 2019 levels of 102.4 million bpd.
•	Global oil production was 91.1 million bpd, down 1.6% from the previous quarter level of 92.5 million bpd and down 9.0% from Q3 2019 levels of 100.1 million bpd.
•	OECD commercial inventories were 3,169.3 million barrels, down 0.1% from the previous quarter level of 3,173.1 million barrels, and up 7.6% from Q3 2019 levels of 2,946.3 million barrels.

Novel Coronavirus Risks:
On March 11, 2020, the World Health Organization declared the recent Novel coronavirus disease (“COVID-19”) outbreak a pandemic. In response to the outbreak, many countries, ports and organizations, including those where the Company conducts a large part of its operations, have implemented measures to combat the outbreak, such as quarantines and travel restrictions. Such measures have, and will likely continue to, negatively affect the global economy. Any prolonged restrictive measures in order to control the spread of COVID-19 or other adverse public health developments in Asia or in other geographies in which the Company’s vessels operate may significantly impact the demand for the Company’s vessels. The extent to which COVID-19 will impact the Company’s results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the virus and the actions to contain or treat its impact or a potential second wave, among others. Accordingly, an estimate of the impact cannot be made at this time. However, if the COVID-19 pandemic worsens, additional restrictions are imposed, or current restrictions are imposed for a longer period of time in response to the outbreak, it may have a material adverse effect on the Company’s future results of operation and financial condition.

Summary of Selected Financial & Other Data
	For the three months ended September 30,		For the nine months ended September 30,
	2020	2019	2020	2019
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
STATEMENT OF OPERATIONS DATA (in thousands of US Dollars):

Voyage and time charter revenues	$9,543	$6,250	$39,078	$16,266
Voyage expenses	2,843	761	11,311	1,363
Vessel operating expenses	2,814	2,886	9,133	8,716
Net income / (loss)	389	(18,082)	6,325	(19,829)
Net income / (loss) attributable to common stockholders	389	(18,082)	7,825	(19,829)
Earnings / (Loss) per common share, basic	0.08	(5.58)	1.62	(7.83)
Earnings / (Loss) per common share, diluted	0.08	(5.58)	1.59	(7.83)
FLEET DATA
Average number of vessels	4.6	4.6	4.8	4.2
Number of vessels	4.0	5.0	4.0	5.0
Ownership days	419	425	1,304	1,149
Available days	419	425	1,304	1,149
Operating days, excluding ballast leg (1)	329	375	1,004	1,071
Operating days, including ballast leg (2)	393	389	1,194	1,085
Fleet utilization, excluding ballast leg	78.5%	88.2%	77.0%	93.2%
Fleet utilization, including ballast leg	93.8%	91.5%	91.6%	94.4%
AVERAGE DAILY RESULTS
Time charter equivalent (TCE) rate (3)	$15,990	$12,915	$21,294	$12,970
Daily vessel operating expenses (4)	$6,716	$6,791	$7,004	$7,586

            _____________________
(1)
Operating days, excluding ballast leg, are the number of available days in a period less the aggregate number of days that our vessels are off-hire. The specific calculation counts the ballast leg of spot voyages as off-hire days, even if a charter party exists, so as to be in line with the accounting guidelines of ASC 606 for the revenue recognition (“loading” to “discharging” accounting). The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(2)
Operating days, including ballast leg, are the number of available days in a period less the aggregate number of days that our vessels are off-hire. The specific calculation does not count as off-hire the days of the ballast leg of the spot voyages, as long as a charter party is in place. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(3)
Time charter equivalent rates, or TCE rates, are defined as our voyage and time charter revenues, less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards.  Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions.  TCE is a non-GAAP measure. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels despite changes in the mix of charter types (i.e., voyage (spot) charters, time charters and bareboat charters).

(4)
Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the costs of spares and consumable stores, lubricant costs, tonnage taxes, regulatory fees, environmental costs, lay-up expenses and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

Fleet Employment Profile (As of November 16, 2020)
Performance Shipping Inc.’s fleet is employed as follows:

Vessel	Year of Built	Capacity	Builder	Gross Rate (USD Per Day)	Com*	Charterers	Delivery Date to Charterers**	Redelivery Date to Owners***	Notes
4 Aframax Tanker Vessels
BLUE MOON	2011	104,623 DWT	Sumitomo Heavy Industries Marine & Engineering Co., LTD.	$28,000	5.00%	Aramco Trading Company, Saudi Arabia	19-Jun-20	19-Nov-21 - 18-Jan-22
BRIOLETTE	2011	104,588 DWT	Sumitomo Heavy Industries Marine & Engineering Co., LTD.	Spot	-	-	-	- - -
P. FOS	2007	115,577 DWT	Sasebo Heavy Industries Co. Ltd	Spot	-	-	-	- - -
P. KIKUMA	2007	115,915 DWT	Samsung Heavy Industries Co Ltd., Geoje, South Korea	Spot	-	-	-	- - -

* Total commission paid to third parties.
** In case of newly acquired vessel with time charter attached, this date refers to the expected/actual date of delivery of the vessel to the Company.
*** Range of redelivery dates, with the actual date of redelivery being at the Charterers’ option, but subject to the terms, conditions, and exceptions of the particular charterparty.

About the Company
Performance Shipping Inc. is a global provider of shipping transportation services through its ownership of Aframax tankers. The Company’s current fleet of tanker vessels is employed primarily on short to medium term charters with leading energy companies and traders.
Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for our vessels, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, the length and severity of the recent novel coronavirus (COVID-19) and its impact on the demand for seaborne transportation of petroleum and other types of products,  changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

(See financial tables attached)

PERFORMANCE SHIPPING INC.
FINANCIAL TABLES
Expressed in thousands of U.S. Dollars, except for share and per share data

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

	For the three months ended September 30,		For the nine months ended September 30,
	2020	2019	2020	2019
REVENUES:
Voyage and time charter revenues	$9,543	$6,250	$39,078	$16,266

EXPENSES:
Voyage expenses	2,843	761	11,311	1,363
Vessel operating expenses	2,814	2,886	9,133	8,716
Depreciation and amortization of deferred charges	1,588	1,053	4,267	2,793
Management fees	76	47	347	47
General and administrative expenses	1,721	1,966	6,127	5,430
Impairment losses	-	17,434	339	17,694
Gain on vessel's sale	(345)	-	(319)	-
Provision for doubtful receivables	21	-	152	-
Foreign currency (gains) / losses	16	(22)	24	(17)
Operating income / (loss)	$809	$(17,875)	$7,697	$(19,760)

OTHER INCOME / (EXPENSES):
Interest and finance costs	(433)	(253)	(1,470)	(253)
Interest income	13	46	98	184
Total other expenses, net	$(420)	$(207)	$(1,372)	$(69)

Net income / (loss)	$389	$(18,082)	$6,325	$(19,829)

Gain from repurchase of preferred shares	-	-	1,500	-

Net income / (loss) attributable to common stockholders	$389	$(18,082)	7,825	(19,829)

Earnings / (Loss) per common share, basic *	$0.08	$(5.58)	$1.62	$(7.83)

Earnings / (Loss) per common share, diluted *	$0.08	$(5.58)	$1.59	$(7.83)

Weighted average number of common shares, basic *	4,922,239	3,239,186	4,845,009	2,531,008

Weighted average number of common shares, diluted*	4,922,239	3,239,186	4,919,898	2,531,008

* Adjusted to give effect to the reverse stock split that became effective on November 2, 2020.

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME / (LOSS)

	For the three months ended September 30,		For the nine months ended September 30,
	2020	2019	2020	2019

Net income / (loss)	$389	$(18,082)	$6,325	$(19,829)

Comprehensive income/ (loss)	$389	$(18,082)	$6,325	$(19,829)

CONDENSED CONSOLIDATED BALANCE SHEET DATA
(Expressed in thousands of US Dollars)
	September 30, 2020	December 31, 2019**
ASSETS	(unaudited)

Cash and cash equivalents	$37,188	$26,363
Advances for vessel acquisitions and other vessels' costs	-	11,017
Vessels, net	107,565	82,871
Other fixed assets, net	1,073	993
Other assets	9,075	9,325
Total assets	$154,901	$130,569

LIABILITIES AND STOCKHOLDERS' EQUITY

Long-term debt, net of unamortized deferred financing costs	$51,403	$32,283
Other liabilities	3,780	4,048
Total stockholders' equity	99,718	94,238
Total liabilities and stockholders' equity	$154,901	$130,569

* *The balance sheet data as of December 31, 2019 has been derived from the audited consolidated financial statements at that date.

OTHER FINANCIAL DATA

	For the three months ended September 30,		For the nine months ended September 30,
	2020	2019	2020	2019
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net Cash provided by / (used in) Operating Activities	$2,289	$(3,245)	$12,295	$(3,889)
Net Cash provided by / (used in) Investing Activities	$5,298	$(22,146)	$(17,911)	$(21,705)
Net Cash provided by / (used in) Financing Activities	$(2,453)	$(16,148)	$16,441	$22,600